Filed Pursuant to Rule 424(b)(3)

Registration No. 333-259168

PROSPECTUS SUPPLEMENT NO. 1

(to prospectus dated September 21, 2021)

35,398,389 Shares of Class A Common Stock

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This prospectus supplement updates and amends the prospectus dated September 21, 2021, which relates to the resale of up to 35,398,389 shares of our Class A common stock by the registered stockholders identified in the prospectus, as amended and supplemented from time to time (the “Registered Stockholders”). The Registered Stockholders may, or may not, elect to sell their shares of Class A common stock covered by the prospectus, as and to the extent they may determine. Such sales, if any, will be made through brokerage transactions on the Nasdaq Capital Market. See the section titled “Plan of Distribution.” If the Registered Stockholders choose to sell their shares of Class A common stock, we will not receive any proceeds from the sale of shares of Class A common stock by the Registered Stockholders.

This prospectus supplement is being filed to update, amend, and supplement the information previously included in the prospectus with the information attached to this prospectus supplement. You should read this prospectus supplement together with the prospectus, which is to be delivered with this prospectus supplement.

Our Class A common stock is traded on the Nasdaq Capital Market under the symbol “AMPL.” On November 8, 2021, the last reported sale price of our Class A common stock on the Nasdaq Capital Market was $80.27 per share.

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See the section titled “Risk Factors” beginning on page 19 of the prospectus to read about factors you should consider before buying shares of our Class A common stock.

Neither the Securities and Exchange Commission nor any other regulatory body or state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

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The date of this prospectus supplement is November 9, 2021.

On November 8, 2021, Amplitude, Inc. (the "Company") entered into an amended and restated employment agreement, effective as of September 9, 2021, with Jennifer Johnson, the Company's Chief Marketing and Strategy Officer (the "Amended Employment Agreement"). The terms of the Amended Employment Agreement are substantially as described for the Company's named executive officers in the Company's final prospectus, dated September 21, 2021, filed with the U.S. Securities and Exchange Commission pursuant to Rule 424(b) under the Securities Act, as amended, on September 28, 2021, except that if Ms. Johnson's employment with the Company is terminated without Cause or Ms. Johnson resigns for Good Reason (as each is defined in the Amended Employment Agreement), Ms. Johnson will be entitled to receive, in addition to the severance benefits provided to the Company's other named executive officers, accelerated vesting of any of Ms. Johnson's unvested equity awards (except for any performance awards, which shall be governed by the terms of the applicable award agreement) for a period of an additional six months after such termination. The foregoing severance benefits are subject to Ms. Johnson's delivery of an executed release of claims against the Company and continued compliance with Ms. Johnson's confidentiality agreement with the Company.